October 2, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mr. John Reynolds
                  Assistant Director

  Re:
  Information Services Group, Inc.
  Registration Statement on Form S-1
  Filed on August 11, 2006 (File No. 333-136536)

Dear Mr. Reynolds:

        Our client, Information Services Group, Inc. ("ISG" or the "Company"), has filed today with the Commission Pre-Effective Amendment No. 1 to ISG's Registration Statement on Form S-1.

        The following responds to the Staff's comments contained in your letter dated September 13, 2006 concerning the above-referenced document. The text of the Staff's comments is set forth in italics below, followed by the response of ISG. Certain responses refer to specific pages without reference to a document; these are references to pages of the registration statement contained in Amendment No. 1. The information in these responses was provided to us by ISG.

        Enclosed with the copy of this letter being hand-delivered to Mr. John Reynolds are four copies of Amendment No. 1, marked to show changes from the Registration Statement on Form S-1 filed on August 11, 2006.

General

1.
Please tell us the factors you considered in determining to value this offering at $150,000,000. What factors did you consider when determining that you might need $142,800,000 in the trust fund to effect the business combination contemplated by the registration statement? It does not appear to the staff as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation. Please explain. We may have further comment.

  RESPONSE:

  The determination of the size of the offering was based both on the advice of the underwriters and upon management's experience. Management carefully considered the underwriters' advice concerning current market conditions in determining the size of the offering. In addition, in determining the amount needed in the trust account to effectuate a business combination, the Company and its management relied on their general experience and knowledge of the universe of possible acquisition candidates in the information services industry and about mergers and acquisitions. As stated in the Registration Statement, management has not, however, identified any potential acquisition opportunities in the information services industry.

2.
Please furnish supplementally a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter informing that the NASD has no objections.

  RESPONSE:

  The amount of compensation to be allowed or paid to the underwriters is currently being reviewed by the NASD and has not been cleared at this time. We will provide you with a copy of the NASD letter or arrange for a call to you from the NASD once the NASD has stated that it has no objections regarding the underwriting arrangements in this offering.

3.
We note your disclosure on page 49, if the company complies with Section 281(b) of the Delaware General Corporation Law, the company will be required to adopt a plan of distribution that "will provide for our payment…of (i) all existing claims (ii) all pending claims and (iii) all claims that may be potentially brought against us within the subsequent 10 years." Your current disclosure regarding Section 281(b) of the DGCL does not appear to address all three categories of claims by creditors which may arise. Additionally, we note your disclosure on page 49 that, "As a result of this, the claims that could be made against us are significantly limited and the likelihood that any claim would result in liability extending to the trust account is minimal." It appears that the company cannot predict with certainty: (i) potential claims or lawsuits that may be brought against the company; (ii) what waiver agreements, if any, that the company would obtain from vendors, service providers and prospective target businesses; (iii) the amount of additional expenses that the company may incur that exceeds the amount of funds held outside of the trust; and (iv) the ability of officers to ensure that the proceeds held in trust are not reduced by claims of target businesses or vendors. Please revise the disclosure throughout the prospectus, to disclose the requirements of section 281(b) of the DGCL and reflect the risk to investors that the funds held in trust may be subject to claims or potential claims of creditors which would reduce the amount of funds held in trust to be distributed to public stockholders in the event of liquidation. Also please clearly indicate whether creditor claims are required to be provided for prior to any distribution of the funds held in trust to the stockholders.

  RESPONSE:

  We have revised the Registration Statement to address more fully all three categories of claims by creditors which may arise. We have added a risk factor which reflects the risk that the funds held in trust may be subject to claims or potential claims of creditors and have revised the Registration Statement accordingly to reflect this risk. We have also clarified that creditor claims are required to be provided for prior to any distribution of the funds held in trust to the stockholders. See pp. 9, 14-17, 49-50.

4.
We note the contingent nature of part of the underwriters' compensation. In light of Regulation M, please include disclosure in the registration statement regarding when the distribution ends. This disclosure may relate to when all of the shares have been sold, there are no more selling efforts, there is no more stabilization or the overallotment has been exercised. Note that disclosure merely stating that the distribution ends at the closing of the IPO is insufficient.

  RESPONSE:

  We have revised the Registration Statement to reflect the fact that the restricted period under Regulation M for this offering will have ended when all of the units have been distributed and after any over-allotment and stabilization arrangements and trading restrictions in connection with the offering have been terminated.

5.
We note that your CEO, Michael Connors, was previously employed by VNU. Please revise to clarify (1) whether Mr. Connors is currently aware of any opportunities to engage in a business combination with VNU or any of its affiliates (with a business combination read to include an asset purchase, merger, stock exchange, etc.); (2) whether VNU has publicly announced any plans to reorganize or restructure its business by selling assets or otherwise exiting existing business-lines; and, (3) whether Mr. Connors is subject to any non-compete clauses as a result of his prior employment which may limit the company's ability to pursue certain targets.

  RESPONSE:

  Mr. Connors is not specifically aware of any opportunities to engage in a business combination with VNU or any of its affiliates, other than any such opportunities as are identifiable through publicly available information. To our knowledge, based upon publicly available documents, the only public announcement by VNU regarding VNU plans to reorganize or restructure its business by selling assets or otherwise exiting existing business-lines was a public announcement of VNU which was made on October 2, 2006 indicating VNU's decision to explore strategic alternatives with respect to its Business Media Europe (BME) group, including a possible sale of the BME business. Mr. Connors is not subject to any non-compete clauses as a result of his prior employment with VNU which would limit the Company's ability to pursue target entities.

6.
We note your disclosure indicating that Oenoke Partners, LLC will purchase 1,000,000 warrants at a price of $1.00/warrant. As there is currently no market for your warrants, please discuss how the purchase price was determined and include a discussion of any potential conflicts associated with this purchase.

  RESPONSE:

  The exercise price for the Oenoke warrants was determined following an examination of the exercise price for warrants which were issued in seventeen recent initial public offerings which were structured similarly to the transaction contemplated by the Company's proposed offering. We note that the average exercise price for the warrants issued in these seventeen transactions was $0.92 per share. Accordingly, the $1.00 exercise price reflects a premium over the average exercise price of the seventeen transactions analyzed. Concurrently with the filing of Amendment No. 1 to the Registration Statement, we are providing the Staff with the worksheet which shows the seventeen transactions that were analyzed together with the exercise price for the warrants which were issued. Because we determined the purchase price as described above, we do not anticipate any potential conflicts associated with this purchase.

7.
We note that Oenoke Partners, LLC will purchase additional shares of your company in a private placement immediately prior to your offering. Please revise to clarify the business activities of Oenoke, including the number of employees and/or advisors it has, the number of investors it has, and clarify the size of the entity. We may have further comment.

  RESPONSE:

  Oenoke Partners, LLC currently engages in no business activities other than to hold the securities of the Company. It does not have any employees or advisors and Michael Connors is currently its sole member.

8.
A January 7, 2005 press release from the VNU website (http://www.vnu.com/press/releases/2005/pa  2005  0107  001.html) appears to imply that Mr. Connors left VNU out of a desire to become the "CEO of a global public business." As an initial matter, please revise Mr. Connors' biography to reflect the reason behind his resignation and clarify the results of Mr. Connors search—including whether his search is on-going. If Mr. Connors is continuing to search for a "new" position, then please add a risk factor discussing any difficulties the company may have retaining his services in light of the fact that they will not be able to compensate him prior to the initial business combination. Alternatively, please clarify whether the company will satisfy Mr. Connors' career ambitions.

  RESPONSE:

  Mr. Connors has indicated that he is not currently seeking employment with another company. Other than the directorships described in the Registration Statement, Mr. Connors has not been employed by or served as a director of any public company since leaving VNU. Although, as stated in the Registration Statement, Mr. Connors reserves the right to engage in other activities, he currently intends to devote his primary attention to the management of the Company.

9.
We note your disclosure concerning your issuance of the purchase option to provide for the opportunity for Deutsche Bank Securities and Morgan Joseph to purchase a total of up to 937,500 units. Please revise, here and elsewhere as appropriate to clarify if such amount is an aggregate amount for purchases by both underwriters or if each underwriter has the option to purchase such amount. To the extent it is an aggregate amount, briefly discuss how such amount will be allocated among the underwriters. Note also any additional disclosure obligations in the fee calculation table of the registration statement.

  RESPONSE:

  The purchase option will provide the underwriters with the right to purchase a total of 937,500 shares. We have revised Amendment No. 1 to the Registration Statement to clarify this point. We understand that the allocation of this option will be 75% to Deutsche Bank Securities, 20% to Morgan Joseph, with the balance of 5% to be allocated as designated by the Company prior to requesting effectiveness of the Registration Statement.

10.
We note the disclosure that, "Our efforts in identifying a prospective target will not be limited to a particular industry." In light of the fact that you will not be limited to a particular industry, please revise your Item 101 of Regulation S-K disclosure to discuss your intended search process in more detail since you are able to acquire companies outside of management's expertise along with relevant risk factors. Revise to clarify if there is a time frame or monetary amount used that will trigger your search of companies not in the initial industry focus.

  RESPONSE:

  Management intends to focus on identifying acquisition candidates in the information services industry (the "target industry"). However, although management will not initially actively seek to identify acquisition candidates in other industries, in the event that an opportunity is presented to management in another industry, management may consider pursuing that opportunity if it concludes that it represents an attractive investment opportunity for the Company. In addition, if management is unable to identify an acquisition candidate which it deems to be attractive in the target industry after having expended a reasonable amount of time and effort to identify such a candidate, management may then decide to more actively seek opportunities in other industries. At present, management is not able to ascertain (i) what opportunities, if any, from industries outside of the target industry may be presented to it, (ii) how much time and effort it may expend prior to determining that it may not be able to identify favorable investment opportunities in the target industry or (iii) which other industries it may choose to examine with the objective of identifying a favorable investment opportunity for the Company. We have revised the Registration Statement to provide for more detailed disclosure regarding management's intended search process as described above. See pp. 41-42. We have also revised the "Risk Factors" section of the Registration Statement to reflect the additional risk that our management may seek investment opportunities in industries outside of the target industry (which industries may or may not be outside of their area of expertise) in the event suitable investment opportunities do not present themselves in the target industry. See p. 19.

11.
In addition to the preceding comment, we note your disclosure on page two regarding your belief that "the projected demand for products and services in the information services industry presents attractive opportunities for consolidation and growth" and the disclosure on page 40 that, "Management expects strong growth in the information services industry as a result of several trends…" Because you are not limited to a particular industry, please revise to clarify how the noted disclosure and similar disclosure elsewhere is relevant if you can acquire a company in any industry. Should you also include disclosure regarding opportunities in every other industry in which the company may determine to invest? Such beneficial disclosure appears moot if you elect to acquire a company outside of the initial industry focus. Please revise to balance your disclosure.

  RESPONSE:

  In response to comment 10 above, we have revised the Registration Statement to provide more detailed disclosure regarding management's intended search process for identifying suitable acquisition candidates. We have also revised the Registration Statement to clarify that management believes that the disclosures about the information services industry are relevant to investors notwithstanding the fact that management will have the right to identify and pursue an acquisition in another industry, because management's focus will be on opportunities in the target industry in the manner described above. As stated in response to comment 10 above, management will consider an acquisition outside of the target industry if (i) an acquisition candidate is presented to management and it determines that such opportunity offers an attractive investment opportunity for the Company or (ii) management is unable to identify a suitable candidate in the information services industry after having expended some amount of time and effort in an attempt to do so. As we have indicated in our response to comment 10 above, at the current time management is not able to ascertain (i) whether opportunities from industries outside of the target industry may present themselves or (ii) which other industries may be examined by management with the objective of identifying favorable acquisition candidates for the Company. We have also revised the "Risk Factors" section of the Registration Statement to reflect the additional risk that our management may seek investment opportunities in industries outside of the target industry (which industries may or may not be within its area of expertise) in the event suitable investment opportunities do not present themselves in the target industry. See pp. 19, 22. We do not believe it would be appropriate or possible to include disclosure regarding opportunities in every other industry in which the Company may determine to invest under the circumstances described above.

Registration Statement Cover Page

12.
Please revise the text of footnote 2 to clarify whether the deferred underwriting discount will be paid in the event that a business combination is not consummated.

  RESPONSE:

  We have revised footnote 2 of the cover page to Amendment No. 1 to the Registration Statement to reflect this comment.

Prospectus Cover Page

Market and Industry Information

13.
We note your reference to reports compiled by Veronis Suhler Stevenson, ("VSS") a private equity firm, in this section. Please revise your disclosure to indicate whether

  VSS has any agreements with the company—including as a service provider, underwriter, consultant, etc. and confirm that no-one affiliated with your company is also affiliated with VSS. In addition, please clarify whether investors can rely on the information presented by VSS and whether investors would have any recourse as a result of this reliance. If not, it would appear that such disclosure should be removed.

  RESPONSE:

  We have revised the Registration Statement to clarify that Veronis Suhler Stevenson, ("VSS") does not have any agreements with the Company, and that neither the Company nor any of its affiliates is affiliated with VSS. Management believes that VSS is a research, banking and private equity firm with an established reputation, among professionals interested in the media, communications, and information services sectors. Management believes that the presentation of the VSS information would be useful to potential investors and accordingly that it would not benefit potential investors to remove such disclosure. We discuss VSS further in our response to Comment 34 below. Management is not aware of any basis upon which investors in the proposed offering will have any recourse against VSS.

Summary

14.
Please discuss whether the company's search for target companies will be limited to U.S. companies. If the company will consider foreign businesses as targets, please include in the business section, a discussion of how the company intends to conduct its search for foreign businesses and include any related risk factors.

  RESPONSE:

  The Company's search for target companies will not be limited to United States companies. We have clarified the Registration Statement to indicate that the Company will seek to enter into a business combination with one or more domestic or international operating businesses by conforming disclosures in the Registration Statement to the disclosure contained in the first sentence of the cover page to the prospectus, which indicates that "Information Services Group, Inc. is a blank check company for the purpose of effecting a merger, capital stock exchange, asset or stock acquisition or other similar business combination with one or more domestic or international operating businesses" (emphasis added). We have also expanded the risk factors in the Registration Statement to disclose certain additional risks associated with a potential transaction with a foreign business. See p. 32.

15.
We note the statement in the summary and the business section that "Mr. Connor[s]…helped lead the turnaround of ACNielsen into a profitable company." Please provide a reasonable basis for the statement. Please describe in more detail whether ACNielsen was an unprofitable company before his tenure and, if so, how the company became profitable from his efforts

  RESPONSE:

  In 1995, the year before Mr. Connors joined ACNielsen, the company experienced a loss of $231 million. ACNielsen was profitable in all years following Mr. Connors appointment as Vice Chairman of ACNielsen in 1996 until the sale of ACNielsen to VNU.

  Concurrently with the filing of Amendment No. 1 to the Registration Statement, we are providing the Staff with materials that support these statements.

16.
Please provide us support for the statement that, under Mr. Connors' leadership, "ACNielsen's equity value grew from $893 million, its market capitalization immediately following its spinoff in November 1996 from The Dun & Bradstreet Corporation (D&B), to $2.3 billion, its sales price to VNU in February 2001." In addition, please compare this rate of return to the markets generally—S&P 500, for example, for this time period.

  RESPONSE:

  Concurrently with the filing of Amendment No. 1 to the Registration Statement, we are providing the Staff with materials that support the statements regarding ACNielsen under Mr. Connors' leadership. We note that upon its spinoff from Dun & Bradstreet Corporation ("D&B"), ACNielsen had approximately 57 million shares outstanding and closed on its first day of trading (November 4, 1996) at $15.625, implying an equity value of approximately $890 million. The ACNielsen acquisition by VNU was announced on December 18, 2000 at a price of $36.75 per share. Adding the 59,948,651 outstanding shares to the number of outstanding options (a total of approximately 71.3 million share equivalents) yields a gross offer value of $2.6 billion, minus approximately $277 million, representing the aggregate exercise price of outstanding options, for a net equity value of approximately $2.3 billion (see Form SC TO-C filed December 18, 2000, p. 20). The increase in equity value, as so calculated, implies annual equity returns exceeding 25%. Mr. Connors served as Vice Chairman from before the spinoff to after the acquisition. For comparison, the S&P 500 and Dow Jones Industrial Average closed on December 18, 2000 at 1,323 and 10,645 respectively, up from 707 and 6,042 on November 4, 1996, implying annual broader market returns in the 15% to 20% range.

17.
We note the statement that "we believe that there are numerous business opportunities in the industries on which we will be initially focused." Please provide a reasonable basis for the belief. Please describe whether the company's belief is based upon the information provided by Veronis Suhler Stevenson. Also explain the statement "will be initially focused" and describe any subsequent industries in which the company will focus.

  RESPONSE:

  Management's belief that there are numerous business opportunities in the industries on which the Company will be focused is based in part on information presented by Veronis Suhler Stevenson, and in part on management's knowledge and experience regarding the target industry. In response to comment 10 above, we have provided a more detailed explanation of management's intended search process for identifying a suitable investment opportunity. We have also revised the Registration Statement accordingly.

18.
Please revise the discussion on page 5 regarding the warrant redemption provisions to address whether the warrants may be redeemed in the event that the warrants are un-exercisable due to a registration statement not being in effect at that time.

  RESPONSE:

  We have revised the Registration Statement to clarify that the warrants may not be redeemed in the event that, at the time a redemption right may arise, the warrants are not exercisable due to a registration statement not being in effect at such time. See pp. 5, 69.

19.
Disclose here, and elsewhere as appropriate, whether the redemption of the warrants by the company would include the warrants held by Deutsche Bank Securities and Morgan Joseph as a result of the exercise of the Underwriters' option. Alternatively, if such warrants are not included, discuss the reasons why such warrants are not included. In addition, discuss whether the underwriters have the right to consent before the company can exercise their redemption right and if so, discuss the conflicts of interest that result from such right.

  RESPONSE:

  We have revised the Registration Statement to clarify that a redemption of the warrants by the Company would include the warrants held by the underwriters. We have also revised the Registration Statement to clarify that the underwriters do not have the right to consent before the Company can exercise its redemption right. See p. 5, 69.

20.
Please revise your discussion under "Conversion rights for public stockholders…" on page 9 to indicate whether the "aggregate amount then on deposit in the trust account" also includes the deferred underwriters' compensation.

  RESPONSE:

  Please note, the aggregate amount on deposit in the trust account includes the deferred underwriters' compensation. We have not revised the discussion in the Registration Statement, however, since the discussion already indicates that the convertible shares would be entitled to a pro rata share of the aggregate amount on deposit in the trust account net of the income taxes and the deferred underwriting discount. See p. 9.

21.
We note that purchasers of your units will receive one share of common stock and one warrant, allowing them to purchase shares (following a business combination) at the price of $6.00 per share. We also note that in order to convert and receive a portion of the funds held in trust, only the shares are required to be returned. Please revise to clarify if the warrants remain outstanding following an election to receive funds in the trust. This appears to create an opportunity for individuals to purchase units, remit the shares allowing them to receive a portion of the trust, and benefit from the subsequent sale of the warrants they retain.

  RESPONSE:

  If a stockholder elects to convert his shares of common stock and receive a portion of the funds in the trust, such stockholder need only convert his common stock in order to receive such funds. In the Registration Statement we have indicated that "Public stockholders who convert their common stock will be paid as soon as reasonably practicable their conversion price following their exercise of conversion rights and will continue to have the right to exercise any warrants they own." See p. 9. The Staff is correct that investors, if they desire, can elect to purchase units, remit their shares of common stock to receive a portion of the trust, and continue to hold the warrants which are being issued in connection with this offering. We note, however, that, investors who elect to convert their common stock would increase the chances that the proposed business combination will not be approved in which case the warrants would be worthless.

22.
Please clarify whether the securities referenced on page 11 as subject to a Lock-Up will be placed in an escrow maintained by a third party and/or restricted by a separate escrow agreement with a third party.

  RESPONSE:

  We have revised the Registration Statement to clarify that such securities will be placed in an escrow account which will be maintained by a third party pursuant to a separate escrow agreement. See p. 11.

Summary Financial Data, page 13

23.
It appears you are including $3,000,000 of deferred underwriting discounts in the "as adjusted" working capital balance. Please tell us why you believe it is appropriate to include these costs in your working capital balance.

  RESPONSE:

  The $3,000,000 of deferred underwriting discount in the "as adjusted" working capital balance is excluded from working capital as set forth in the Table. Total assets excluding this $3,000,000 deferred underwriting discount equaled $146,583,375 and total liabilities (including this deferred underwriting discount) equaled $3,000,000. The working capital computation of $146,583,375 excluded the deferred underwriting discount as the Company has agreed to pay this amount to the underwriters upon the consummation of the Company's initial business combination. As this period may extend beyond one-year, this liability has been classified as a long-tem obligation.

Risk Factors, page 14

24.
Please clarify your disclosure on page 22 that you "do not intend to have any full-time employees, other than those employed merely in an administrative capacity…" which is contained in the second risk factor on that page.

  RESPONSE:

  It is contemplated that until the consummation of a business combination the Company will not have any full-time employees, other than those employed merely in an administrative capacity. We make this disclosure as a risk factor to advise potential investors of the fact that the Company will not have any fully dedicated employees.

25.
Your last risk factor on page 22 "Some of our officers, directors and senior advisors are currently affiliated…" appears to address two related risk factors. On the one hand, there is a risk associated with the presentment of corporate opportunities when management has competing fiduciary obligations. On the other hand, there is a separate risk associated with engaging in a business transaction with an affiliated entity as management may be on both sides of the transaction. These risks, while related, are distinct. Please revise your risk factor discussion to separate these risks into two separate risk factors. In addition, please specifically list those organizations to which management has pre-existing fiduciary duties—and, state whether any of these are blank-check companies. Also, please clarify whether management will obtain an independent investment banking opinion for any transaction with an affiliate.

  RESPONSE:

  We have revised the language in the Registration Statement to reflect two separate risk factors. In the first risk factor we disclose that management has pre-existing fiduciary obligations to certain organizations where members of management serve as directors. These organizations are described in the management biographies provided in the section of the Registration Statement entitled "Management." None of these organizations are blank-check companies or special purpose acquisition companies. We have revised the language in the Registration Statement to reflect this fact and now include a cross reference to the "Management" section of the Registration Statement. We disclose in a separate risk factor that if the Company were to engage in a business transaction with an affiliated entity, there exists the potential for a conflict of interest. We have stated in the revised disclosure that management intends to comply with the requirements of Delaware Law with respect to any such transaction, and that, depending on the facts and circumstances, the Board of Directors of the Company may (or may not) conclude that seeking an independent fairness opinion would be appropriate.

26.
We note your risk factor on page 25 "Holders of warrants will not be able to exercise their warrants…" stating you have no obligation to settle warrants if you are unable register the shares of common stock underlying the warrants or if you do not have them qualified for an exemption under the various securities laws. This risk factor does not state that you will not be obligated to settle for cash under any other circumstances. Also, this risk factor does not address your settlement obligations with respect to the unit purchase options. Please revise accordingly and explain to us your evaluation of the classification of the warrants and unit purchase options under the guidance in paragraph 17 of EITF 00-19.

  RESPONSE:

  We have revised the risk factor as requested by the Staff. For the Staff's information, the warrant agreement which we will file with the Commission provides that holders of warrants have no right to a net-cash settlement in the event that the shares underlying the warrants are not registered with the Commission. In addition, the unit purchase option which we will file with the Commission provides that holders of the purchase option have no right to a net-cash settlement in the event that the units, shares of common stock underlying the units, the warrants and the shares of common stock underlying the warrants are not registered. Based on these changes, the other provisions of the warrant agreement and the unit purchase option and the disclosure in the Registration Statement, the Company believes that the warrants and the purchase option are properly classified as equity and not as a liability.

Use of Proceeds, page 31

27.
Please discuss whether any of the expenses, including out-of-pocket expenses, includes rental payment for office space or payment for administrative services. If so, please revise the use of proceeds table to include a separate line item for such expenses and explain these expenses in more detail

  RESPONSE:

  The disclosed expenses will include an obligation to make rental payments for office space but not for administrative services. The Company does not anticipate entering into any arrangements with third parties to provide administrative services, although the Company does anticipate that it may itself employ one or two secretarial assistants. We have revised the use of proceeds table to include rent expenses as a separate line item. See p. 33.

28.
Please discuss all possible uses of the proceeds held in trust if such funds are released to the company after a business combination. Please include any finder's fees and expenses that may be in addition to those expenses to be paid from the net proceeds not held in trust. Please reconcile this disclosure with the disclosure in the MD&A section.

  RESPONSE:

  We have revised and expanded the disclosures in the Registration Statement under the sections "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" to discuss additional possible uses of proceeds held in the trust fund if such proceeds are released to the Company following a business combination, and to reconcile the disclosure contained in each such section. We have also clarified that expenses to be paid from the net proceeds not held in trust may include finder's fees and other additional expenses. See pp. 31-32 and 37-38.

29.
Please revise to disclose, if material, the amount of accrued interest on the $100,000 loan payable to Oenoke.

  RESPONSE:

  While we do not expect the interest to be paid in respect of the $100,000 loan payable to Oenoke to be material, in footnote 1 to the tabular disclosure of "Use of Proceeds Not Held in Trust" we disclose that there will be a payment of accrued interest on such loan. We will include the actual amount of accrued interest in the Registration Statement prior to its becoming effective. See p. 31.

30.
Please clarify the meaning of your statement on page 33 that you "reserve the right to reallocate [y]our use of the net proceeds of this offering not held in the trust account in such a manner as determined by [y]our board of directors." In this regard your attention is directed to Item 504 of Regulation S-K, Instruction 7.

  RESPONSE:

  Under the tabular disclosure of "Use of Net Proceeds Not Held in Trust" we have included estimates of the amount of expenses the Company is likely to incur in connection with: (1) legal, accounting and other expenses incurred in connection with a business combination; (2) legal and accounting fees relating to SEC reporting obligations and (3) rent for office space. We have revised the Registration Statement to clarify that that the amount of "working capital to cover miscellaneous expenses, D&O insurance, potential deposits, down payments or funding of a "no-shop' provision in connection with a business combination and reserves including for costs of dissolution and liquidation, if necessary," as provided for under the tabular disclosure of "Use of Net Proceeds Not Held in Trust," may be increased or decreased to the extent that the actual amount of legal, accounting and other expenses or rental expenses described above differs from the estimated amounts that are provided for in the table. See p. 33.

31.
Please revise to separately disclose your AMEX listing fees in your tabular presentation.

  RESPONSE:

  The tabular presentation currently includes the listing fees of the American Stock Exchange as a separate line item. See p. 31, under the caption "Offering Expenses."

Dilution, page 34

32.
Please include a statement in your "Dilution" discussion indicating that new investors may be further diluted as a result of future warrant exercises, including the exercise of insider warrants. Alternatively, please advise why no such revision is necessary.

  RESPONSE:

  We have revised the Registration Statement to disclose that new investors may be further diluted as a result of future warrant exercises, including the exercise of insider warrants. See p. 34.

Proposed Business, page 39

33.
Please clarify why you "believe the projected demand for products and services in the information services industry presents attractive opportunities for consolidation and growth." In addition, given these growth opportunities, please explain why existing companies would choose to sell their business to you.

  RESPONSE:

  Management believes that projected demand for products and services in the information services industry presents attractive opportunities for consolidation and growth based on trends identified in the Registration Statement. See "Proposed Business—Industry Overview and Trends" on p. 40. Management also believes that there exists an opportunity through the consolidation of companies within the information services industry to realize synergies and exploit economies of scale. Management believes that existing owners of businesses in its target industry might be interested in selling such businesses in order to meet liquidity needs or to obtain diversification of their existing asset portfolios.

Industry Overview and Trends, page 40

34.
We note the assertions regarding market conditions that were provided by VSS. Please discuss the publication(s) where the information can be found and whether such information is publicly available. Also disclose in the prospectus, the qualifications of VSS as an expert. We may have further comment.

  RESPONSE:

  VSS publishes annually a comprehensive report on trends and forecasts in the media and communications industry. The report is titled the VSS Communications Industry forecast. It is available only through purchase, but is available to the public. VSS is a research, banking and private equity firm with an established reputation, among professionals interested in the media, communications, and information services sectors.

35.
We note the statement that, "Management expects strong growth in the information services industry as a result of several trends." Please disclose the source of the listed trends.

  RESPONSE:

  The trends which are identified in the Registration Statement have been identified based upon management's experience in the target industry. We have revised the Registration Statement to clarify that the listed trends are "based upon [management's] experience in the target industry." See p. 40.

36.
Currently the company refers to its senior advisors throughout its disclosures and the assistance that they may provide in sourcing a deal and/or managing a company following the deal. Please revise to specifically name these advisors, clarify their role and responsibilities with respect to the company, and state their compensation, if any. Alternatively, please remove any reference to your senior advisors.

  RESPONSE:

  The Company has not yet engaged any senior advisors. Management anticipates that the Company will engage certain senior advisors, who will be identified in an amendment to the Registration Statement.

37.
A significant portion of your discussion in this section repeats, often verbatim, your discussion in the risk factors and management's discussion and analysis. Please revise to eliminate any unnecessary duplicative disclosures.

  RESPONSE:

  We have revised this section to eliminate disclosures which are duplicative of disclosures in the section of the Registration Statement entitled "Risk Factors." See pp. 41-46.

Facilities, page 51

38.
Please clarify whether you pay rent for your executive offices and/or share space with other entities or people.

  RESPONSE:

  The Company pays rent for its executive offices and does not share this space with other entities or people. We have revised the Registration Statement to make this clarification. See p. 51.

Management, page 58

39.
On page 58 you disclose that Mr. Weissman retired in January 2001, however, it is unclear what he retired from. His last position appears to have been his service as Chief Executive Officer of IMS Health Incorporation—a position which terminated in March 1999. Please revise to clarify.

  RESPONSE:

  Mr. Weissman resigned his position as Chief Executive Officer of IMS Health Incorporation in March 1999. At that time he retained his title as Chairman of IMS Health Incorporation and he continued to serve as Chairman until January 2001, at which time he resigned from that position. We have revised the information contained in the executive biography for Mr. Weissman to clarify this point. See p. 58.

Senior Advisors, page 59

40.
Please revise to disclose the names of the senior advisors with which you will consult and clarify their relationship to the company. In this regard we note your statement on page 59 that each of these advisors is also a stockholder of the company. However, your beneficial ownership table on page 63 implies that you are wholly owned by Oenoke Partners, LLC. Please revise to clarify this disclosure. In addition, please expand on your statement that these senior advisors do not have any fiduciary duties with respect to you or the execution of their duties.

  RESPONSE:

  The Company has not yet engaged any senior advisors. Management anticipates that the Company will engage certain senior advisors, who will be identified in an amendment to the Registration Statement, along with relevant disclosure regarding their relationship with the Company. Management also anticipates that such senior advisors will also become stockholders of the Company and the beneficial ownership table will be updated accordingly at such time to reflect such capitalization. Senior advisors retained by the Company will most likely be independent contractors and as such will not necessarily have any fiduciary duties to the Company.

Executive Compensation, page 61

41.
Please include a statement, here and in any other appropriate section, clarifying that no member of management, your board, or senior advisors, will be paid compensation by Oenoke or any other affiliate, with respect to services rendered to the company prior to the initial business combination.

  RESPONSE:

  We have revised the Registration Statement to make this clarification. See pp. 35, 45, 60, 62, 66.

Underwriters' Purchase Option, page 69

42.
We note your disclosure on page 69 that you have agreed to sell to the underwriters' an option to purchase 937,500 units at an exercise price of $9.60/unit. Please revise to discuss how this exercise price was determined.

  RESPONSE:

  The exercise price was negotiated between the Company and the underwriters. The Company and the underwriters agreed that the exercise price of the units underlying the unit purchase option should reflect a twenty percent premium over the price of the units issued in the initial public offering.

Principal Stockholders, page 63

43.
In a footnote to the table, please provide the name(s) of the natural person(s) that have ultimate voting or dispositive control of shares attributable to Oenoke Partner[s], LLC. Also note that if Mr. Connors is a control person of Oenoke Partners, it would be inappropriate for him to disclaim beneficial ownership in excess of his percentage ownership in Oenoke Partners, LLC.

  RESPONSE:

  Mr. Connors is the sole holder of equity securities of Oenoke Partners, LLC. We have removed the disclaimer of beneficial ownership from footnote 3 to the table of principal stockholders.

44.
In footnote (4), please describe in more detail the portion of the units to be conveyed to Messrs. Chrenc and Weissman and Dr. Hubbard. Also explain whether Oenoke Partners, LLC plans to convey units to other persons.

  RESPONSE:

  We have revised the table of principal stockholders, including footnote 4, to reflect the fact that Oenoke Partners, LLC intends to transfer shares of common stock of the Company to Messrs. Chrenc, Weissman and Dr. Hubbard. As disclosed in our response to comment 40, in addition to these contemplated transfers, Oenoke Partners, LLC currently plans to convey shares only to the Company's Senior Advisors.

Underwriting, page 72

45.
On page 72 you disclose that "[t]he underwriting agreement provides that the obligations of the underwriters to purchase the units included in this offering are subject to approval of legal matters by counsel and to other conditions." Please explain the meaning of this statement and specifically disclose the conditions and required approvals.

  RESPONSE:

  The statement that "[t]he underwriting agreement provides that the obligations of the underwriters to purchase the units included in this offering are subject to approval of legal matters by counsel and to other conditions" is intended to mean that the consummation of the purchase of the units as contemplated by the Underwriting Agreement to be filed with the Commission is subject to certain standard closing conditions, including the registration statement being effective, NASD approval of the underwriters' compensation and the delivery of legal opinions and an accountant's letter. See p. 73.

46.
Please clarify the meaning of your statement that "[i]f all of the units are not sold at the initial offering price, the underwriters may change the public offering price and the other selling terms."

  RESPONSE:

  The statement that "[i]f all of the units are not sold at the initial offering price, the underwriters may change the public offering price and the other selling terms" is not applicable to this offering and accordingly has been deleted from the Registration Statement.

47.
We note your disclosure on page 72 that sales to discretionary accounts will not exceed 5%. Please advise us of the procedures that the underwriter has in place for selecting these discretionary accounts.

  RESPONSE:

  The disclosure on page 72 relating to sales to discretionary accounts not exceeding 5% has been deleted from the Registration Statement because it is not applicable to this offering. There will not be any allocation of units to discretionary accounts.

48.
Please provide additional disclosure concerning the referral fee described on page 72. This disclosure should include, but is not limited to, the amount of the fee, the recipient of the fee, and the services provided in connection with the fee.

  RESPONSE:

  The reference to a "referral fee" was inadvertent and accordingly has been deleted from the Registration Statement.

49.
Please disclose whether the NASD has determined the underwriters' purchase option to be underwriting compensation.

  RESPONSE:

  We have been advised by the underwriters that they have disclosed the issuance of the unit purchase option as additional compensation to be paid to the underwriters in the COBRADesk filing made with the NASD. The amount of compensation to be allowed or paid to the underwriters is currently being reviewed by the NASD and has not been cleared at this time.

50.
We note your disclosure on page 74 that the underwriters have reserved up to 937,500 units "through a directed unit program to persons who are [y]our friends, officers, directors or senior advisors." Please clarify the procedures that the company and/or underwriters followed in conducting this program and disclose the names of the anticipated participants. If other people or entities were contacted about participating, please advise us of this fact. In this regard we are looking for a discussion of who was contacted, by whom, the dates on which they were contacted and any information provided to the investor or potential investor. With respect to the foregoing, please provide the staff with copies of any written materials sent by the company or the underwriter. Also, please provide a legal analysis supporting this program and any securities offers made pursuant to it. In addition, please confirm whether information relating to the investors' stock purchases would need to be presented in your beneficial ownership tables. Finally, please disclose whether the company will, or has, considered purchasing an investor-related business or collection of assets. We may have further comment.

  RESPONSE:

  The Company has requested that the underwriters reserve a portion of the units to be sold in the offering for sale in a directed unit program. The Company has requested that the underwriters reserve 937,500 units for the directed unit program, and will specify the potential recipients of the directed units, and allocate the directed units among the actual recipients. The Company has selected Deutsche Bank Securities Inc. (herein referred to as Deutsche Bank Alex. Brown) to administer its directed unit program. The mechanics of the program are outlined below.

  The Company will choose the potential recipients of the directed units from its employees, business associates and other related persons. The Company will provide the names and addresses of the potential recipients to Deutsche Bank Alex. Brown. Deutsche Bank Alex. Brown will send a copy of the preliminary prospectus together with materials relating to the directed unit program to each potential recipient. The directed unit program materials will include participation instructions, an indication of interest form and forms for opening a brokerage account with Deutsche Bank Alex. Brown. To comply with Rule 134(b)(1), these materials will contain a statement that no sales of the units can occur, and that no offers to purchase the units may be accepted, until the registration statement for the units is declared effective. In addition, in accordance with Rule 134(d), the materials will contain a statement that indications of interest made under the program create no obligation.

  Individuals who wish to express an indication of interest in the units will be asked to complete an indication of interest form and new account form, specifying the number of units requested and supplying information for compliance purposes. Deutsche Bank Alex. Brown will use the information to ensure, among other things, compliance with requirements of Rule 2790 of the National Association of Securities Dealers.

  All prospective recipients will be required to purchase units through a Deutsche Bank Alex. Brown account. Individuals who do not have an account with Deutsche Bank Alex. Brown will be required to open an account. The deadline for expressing an indication of interest and opening an account will be approximately one week prior to pricing. Once the deadline expires, Deutsche Bank Alex. Brown will provide the Company with the list of individuals who have completed the forms for participating in the program, who have opened accounts and who otherwise are eligible to purchase units under the program. The Company will then review this list and determine the actual allocation of units among these prospective recipients.

  Once the offering has been priced and the Registration Statement relating to the offering has been declared effective, Deutsche Bank Alex. Brown will contact each prospective recipient who has been approved by the Company to purchase units to inform such individual of the offering price of the units and the maximum number of units that such individual may purchase in the directed unit program. The individual will be given the opportunity to purchase any portion of the units allocated by the Company or to withdraw any outstanding indication of interest. If an individual decides to purchase units, Deutsche Bank Alex. Brown will orally confirm the sale, and mail a written confirmation of the purchase accompanied by a final prospectus.

  To date, no persons or entities have been contacted about participating in the program, and no information has been provided to potential investors as the Company has not yet identified the potential recipients of the directed units.

  As requested, we will provide drafts of the materials that will be sent to potential recipients of directed units identified by the Company once such draft materials are available. Please note that, other than the name of the Company and a reference to the preliminary prospectus to be enclosed, there will be no information concerning the offering contained in the materials. The packet will contain, however, information that Deutsche Bank Alex. Brown customarily distributes to persons who may decide to open accounts through Deutsche Bank Alex. Brown.

Financial Statements

Financial Statements, page F-3

51.
Please note the updating requirements for the financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X.

  RESPONSE:

  We will comply with updating requirements for the financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X.

Note E—Commitments, page F-9

52.
Please expand this footnote to clarify the expected timing of the issuance of the UPO and tell us whether the options will be issued regardless of the status of the registration statement. Disclose all significant terms, including the exercise period and expiration of the option. Also, expand MD&A to discuss likely future effect on your financial condition and results of operations.

  RESPONSE:

  We have revised Amendment No. 1 to disclose that the unit purchase option will be issued upon effectiveness of the Registration Statement and will not be issued prior to effectiveness. The specific terms of the unit purchase option will be reflected in the unit purchase option agreement which we will file prior to making any request that the Registration Statement be permitted to go effective. We have revised the "Management's Discussion and Analysis of Financial Condition and Results of Operations" to clarify that the only effect exercise of the underwriters purchase option would have on the financial condition and results of operations of the Company would be an increase in the amount of available cash that the Company would have immediately following such exercise. See p. 39.

53.
Tell us why you calculated the volatility of the unit purchase options using a 260 day average volatility rather than using daily historical prices for the 365 days in a year. Tell us whether you calculated volatility using daily historical prices or some other interval. Also, given your pro forma total assets of $137 million, please explain why you believe companies with market capitalizations of up to $600 million are representative of your company for purposes of estimating volatility. Please provide us with a schedule listing each representative company, their market capitalization, their volatility, and the term and interval of the volatility.

  RESPONSE:

  The 260 day average volatility represents the 260 most recent trading days closing price prior to the filing of the registration statement. This represents approximately one calendar year. Volatility was calculated using daily historical prices (sourced from Bloomberg). The companies chosen for purposes of estimating volatility represent companies similar in market capitalization to the likely size of companies which the Company may pursue in its target industry. As requested, concurrently with the filing of Amendment No. 1 to the Registration Statement, we are providing the Staff with a schedule which lists the details requested.

Item 15 Recent Sales of Unregistered Securities

54.
Please revise your discussion of the sales, and proposed sales, to Oenoke, to include the facts relied on in support of the claimed Section 4(2) exemption.

  RESPONSE:

  Michael Connors is an "accredited investor" within the meaning of the rules promulgated under the Securities Act of 1933, as amended. As he is the only holder of equity interests in Oenoke Partners, LLC, Oenoke Partners, LLC is also an "accredited investor" within the meaning of Regulation D promulgated under the Securities Act of 1933. As the proposed sales are to be made to Oenoke Partners, LLC, and no other similar sales were made to any other investors, the sales to Oenoke fall within the safe harbor provisions of Regulation D, specifically the sales are exempt from registration pursuant to Rule 506 to the Securities Act of 1933, as amended.

Exhibits

55.
Please ensure that you file any related agreements prior to requesting effectiveness. In this regard, and without limit, it appears that your warrant agreement, legality opinion, underwriters' purchase agreement, and underwriter's purchase option have not been filed.

  RESPONSE:

  We intend to file all related agreements, including without limitation, the warrant agreement, applicable legal opinions, underwriting agreement and the underwriter's unit purchase option agreement, prior to making any request that the Registration Statement be permitted to go effective.

Exhibit 23

        56. Provide a current consent of the independent accountant in any amendment.

  RESPONSE:

  We have included, in Amendment No. 1 to the Registration Statement, a current consent of the Independent Accountant.

  * * *

        Thank you for your continuing assistance regarding these filings. Please contact the undersigned at (212) 836-7061 or William Lonergan at (212) 836-7190 with any further comments or questions you may have.

Sincerely,
/s/ Emanuel S. Cherney Emanuel S. Cherney